UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of report (Date of earliest event reported):
August 24, 2012

FelCor Lodging Trust Incorporated

(Exact Name of Registrant as Specified in Charter)

Maryland		**75-2541756**
(State or other jurisdiction of incorporation)	**001-14236** (Commission File Number)	(I.R.S. Employer Identification Number)

545 E. John Carpenter Frwy. **Suite 1300** **Irving, TX**	
(Address of principal executive offices)	**75062** (Zip code)

(972) 444-4900
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

Written communications pursuant to Rule 425 under the Securities Act

Soliciting material pursuant to Rule 14a-12 under the Exchange Act

Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Item 5.02(e)   Departure of Directors of Certain Officers, Election of Directors, Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Changes to incentive compensation programs and other matters.

On August 24, 2012, the compensation committee of the Board of Directors of FelCor Lodging Trust Incorporated modified the company's performance-based compensation programs to incorporate total stockholder return ("TSR"), which the committee believes reflects best practices and investor expectations. (TSR is a market-based measure of the change in value of an investment in a company's shares, taking into account share price appreciation and dividends paid, over a defined time period.)

The committee engaged Pay Governance LLC, a consulting firm with expertise in executive compensation, to assist the committee in its deliberations. Pay Governance performed various analyses and made certain recommendations, including how to incorporate TSR into the company's existing performance-based compensation programs, the composition of the peer group to be used for measuring relative performance and the magnitude of restricted stock unit awards made to the company's executive officers. Pay Governance only provides services to the committee and provides no other services to management or the company.

Annual Cash Incentive Compensation Program. Previously, annual cash bonus compensation and annual stock grants for executives were determined with reference to financial performance (weighted 50% at target), corporate non-financial performance (weighted 25% at target) and individual performance (weighted 25% at target). Effective with respect to annual bonuses to be paid in respect of 2013, (unless and until the committee determines to use absolute TSR or another market-based performance metric) prior year relative TSR will be an additional performance criterion (weighted 20% at target), and the relative weight assigned to the other non-financial performance criteria will be reduced to 15%, each, at target. Specific performance criteria are typically determined by the committee in February of each year. For purposes of determining annual cash incentive compensation, relative TSR is determined by using the weighted-average trading price of the company's common stock and its peers' common stock for the 20 trading days immediately preceding the beginning and end of the relevant year.[1] In addition, Mr. Smith's target annual cash incentive compensation increased from 100% to 125% of base salary, which is the mid-point between the threshold and superior levels applicable to him (50% and 200%, respectively); no other changes were made to the annual bonus formulas for our executive officers.

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[1] The committee, with the assistance of Pay Governance, selected the following companies, all of which are comparable in size, scope of business and assets and have shares that trade on the New York Stock Exchange and compete for the same investors, as representative peers: Ashford Hospitality Trust, DiamondRock Hospitality Company, Gaylord Entertainment Company, Hersha Hospitality Trust, Hospitality Properties Trust, LaSalle Hotel Properties, RLJ Lodging Trust, Strategic Hotels & Resorts, Inc., Summit Hotel Properties, Inc. and Sunstone Hotel Investors, Inc. The committee believes reference to these companies provide a meaningful indicator of the relative company's relative market performance.

Equity-Based Long-Term Incentive Compensation. The committee also changed the way it would administer the company's equity-based long-term incentive compensation program for the company's executive officers.

Previously, the program called for annual grants of restricted equity determined partly based on prior-year performance and vest in equal annual increments over three years. Beginning with annual grants to be made in 2013 and in subsequent years, the company will award each executive officer restricted stock units ("RSUs") entitling that executive officer to earn shares of common stock based upon relative TSR over ensuing periods of two, three and four years. The target number of shares issuable upon vesting will be determined when the award is made, based upon that executive's base salary at that time (target awards will be valued for Mr. Smith at 275% of his base salary and for our other executive officers at 175% of their respective base salaries). These target levels are higher than in previous years because the awards are entirely at-risk until they vest, unlike the previous performance-based awards. Relative TSR will be measured from the calendar year prior to the award date through the award year and the second and third calendar years following the award year (each, a "Performance Period"), with reference to TSR for the company's peers. Relative TSR over a Performance Period will be determined by using the weighted-average trading price of the company's common stock and its peers' common stock for 20 trading days immediately preceding the start and end of the Performance Period. Restricted stock units will be eligible to vest, and the underlying shares of the company's common stock will be issued, at the end of the year following the relevant Performance Period, based on the performance schedule included in Exhibit 10.1 to this current report. To the extent threshold performance is not achieved for a Performance Period, the relevant portion of an award will be forfeited.

If an award under the Company's equity-based long-term compensation program contemplates issuing more shares than the Company's equity compensation plan has available or allows to be issued, the excess above what is available or allowed, upon vesting, will be settled in cash, based on the then-current value of the excess shares that would otherwise have been issued. In addition, Dividends will not be paid currently with respect to unvested restricted stock units; instead, dividends will accrue and be paid only to the extent shares are issued, or the cash value thereof is paid, when such restricted stock units vest.

The foregoing summary is qualified in its entirety by the description of FelCor's performance-based incentive compensation program for executive officers contained in Exhibit 10.1 to this current report.

Amendment and Restatement of the Executive Employment Agreement with Richard A. Smith.

The company and Mr. Smith are parties to an executive employment agreement, entered into in October 2007. That agreement had an initial term that ended on January 1, 2012; however the term of the agreement (by its terms) is automatically extended for successive one-year periods unless a notice of non-renewal is delivered at least six months prior to the end of the then-current term. With the passage of time, certain provisions of that agreement became outdated or irrelevant; however, rather than enter into a new long-term agreement employment agreement with Mr. Smith, on August 24, 2012, the committee authorized certain amendments to

Mr. Smith's current employment agreement (thereby retaining the renewing one-year term). The approved amendments take into account the foregoing changes to the Company's performance-based compensation programs, eliminate provisions relating to an earlier equity grant that are no longer relevant due to the passage of time, confirm his current annual base salary of $721,000 and eliminate a variable measure of potential severance payable upon termination of his employment under certain defined circumstances (from 18 months to four years of his then-current base salary, depending on the remaining term) in favor of a fixed amount (twice his then-current base salary). The company expects to enter into an amended and restated agreement with Mr. Smith that reflects the foregoing changes during the current quarter.

Item 9.01   **Financial Statements and Exhibits.**

(d)   Exhibits.

Exhibit Number	Exhibit
10.1	Revised Performance-Based Annual Incentive Compensation Programs For Executive Officers

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: August 30, 2012   FelCor Lodging Trust Incorporated

By: /s/Jonathan H. Yellen

Jonathan H. Yellen

Executive Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit Number	Exhibit
10.1	Revised Performance-Based Annual Incentive Compensation Programs For Executive Officers

Exhibit 10.1

FelCor Lodging Trust Incorporated

Revised Performance-Based
Annual Incentive Compensation Programs
For Executive Officers

   The Compensation Committee (the "Committee") of the Board of Directors of FelCor Lodging Trust Incorporated ("FelCor" or the "Company") has determined that a substantial portion of an employee's compensation should be tied directly to achievement of targeted performance. In particular, annual cash bonuses are determined based upon prior-year performance and beginning in 2013, shares issuable in respect of annual restricted stock awards are determined based upon prior-year and future performance.

   Annual Cash Incentive Program. As previously disclosed, annual cash bonuses are determined by reference to base salary and performance over the prior year. Each employee has a targeted bonus, based upon a percentage of his or her base salary (the percentage varies depending on position). That percentage is adjusted for performance between threshold ("doable") and superior ("stretch") levels as shown in the following table, which outlines the relevant percentages for FelCor's executive officers:

	< Doable	*Doable*	*Target*	*Stretch*	*> Stretch*
CEO	0.0%	50.0%	125.0%	200.0%	200.0%
EVP	0.0%	37.5%	75.0%	112.5%	112.5%

At or near the beginning of each calendar year, the Committee establishes targeted performance criteria in the following categories, with the indicated weight given to those categories as noted below:

   Financial Performance. Each year, the Committee sets targeted financial performance,[1] based upon a variety of factors, including budgets, industry projections, individual hotel markets and similar considerations. The Committee then establishes a scale from doable to stretch performance. Typically, targeted performance is at the linear mid-point between the two, but not necessarily every year. *Weight: 50%*

   Non-Financial Corporate Performance. The Board also reviews and approves non-financial corporate objectives for each year. These objectives often relate to long-term strategic objectives and other operating or management goals that the Board believes are important. After the completion of each year, the Committee assesses FelCor's progress toward achieving these objectives and, based on that assessment, determines a composite level of performance from doable to target to stretch. *Weight: 15%.*

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[1] The Committee has been using adjusted earnings before interest, taxes, depreciation and amortization, or EBITDA, which is a commonly-used metric, to assess financial performance and anticipates continuing to use adjusted EBITDA for that purpose; however, the Committee may determined to use other metrics, such as adjusted funds from operations, in the future.

Individual Performance. Each FelCor employee, including the Chief Executive Officer, has individual performance objectives that are established at or near the beginning of each year. The Chief Executive Officer reviews and approves the performance objectives of FelCor's other executive officers, and the Compensation Committee reviews our Chief Executive Officer's performance objectives, which typically closely track our corporate objectives (financial and non-financial). After completion of each year, as with non-financial corporate performance, individual performance is reviewed and assessed by an employee's direct supervisor or, in the case of the Chief Executive Officer, by the Board and/or the Compensation Committee, resulting in a composite level of performance from doable to target to stretch. *Weight: 15%*

Total Stockholder Return. Each year, the Committee sets targeted market-based performance for the year, which is expected to take into account total stockholder return (stock price appreciation, plus distributions made, over a defined time period) ("TSR") unless and until the Committee determines otherwise. The Committee currently intends to evaluate the Company's TSR relative to TSR for the Company's peers[2] to determine market-based performance (in the future the Committee may, based on circumstances at the time, elect to use absolute TSR or another market-based performance metric). Relative TSR at the 50th percentile will equate to target performance, with "doable" and "stretch" performance set at the 20th and 80th percentiles (actual payouts will be determined by linear interpolation along that scale). For purposes of determining annual cash incentive compensation, relative TSR will be determined by using the weighted-average trading price of the Company's common stock and its peers' common stock for 20 trading days immediately preceding the beginning and end of the relevant year. *Weight: 20%*

Overall Minimum Financial Performance. The Compensation Committee and the Board of Directors believe that there should be a minimum level of financial performance below which, regardless of other corporate or individual performance, no programmatic (as opposed to discretionary) bonus compensation should be paid unless the company achieves at least a minimal level of pre-determined financial performance, which level is lower than the doable level of financial performance noted above.

The Compensation Committee and the Board of Directors reserve the absolute right and discretion to review and modify performance objectives, thresholds and criteria at any time in light of changes in circumstances. Similarly, the Compensation Committee and the Board of Directors have the discretion, as part of the Company's overall compensation program, to award cash bonuses and other compensation outside of the annual incentive programs based on relevant considerations at the time.

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[2] The Committee has selected the following companies to comprise the peer group: Ashford Hospitality Trust, DiamondRock Hospitality Company, Gaylord Entertainment Company, Hersha Hospitality Trust, Hospitality Properties Trust, LaSalle Hotel Properties, RLJ Lodging Trust, Strategic Hotels & Resorts, Inc., Summit Hotel Properties, Inc. and Sunstone Hotel Investors, Inc. The Committee may, from time to time, change the composition of the peer group, in its sole discretion.

Annual Equity Incentive Program. As previously disclosed, FelCor grants restricted stock units to its executive officers annually, and the shares issuable with respect to any such grant are determined with reference to his or her base salary when the grant is made (the actual target percentage varies depending on position) and performance. Beginning with annual grants to be made in 2013 and in subsequent years, the target award (shown as a percentage of grant-date base salary) for (i) the Chief Executive Officer is 275% and (ii) each other executive officer is 175%, and the number of shares that are issuable upon vesting is determined based upon the Company's TSR relative to its peers' TSR over a four-year period, as described below:

- Each grant will vest, and the underlying shares will be issued, at or about the end of each of the second, third and fourth calendar years following the grant year (each, a "Vesting Year") (the actual vesting dates will correspond to the Company's vesting date generally used for vesting equity grants (currently December 27, which may change for future grants as determined from time to time by the Compensation Committee)).

- The actual number of shares issuable as a grant vests will be determined based on TSR over the two-, three- and four-year periods (each, a "Performance Period"), in three increments divided equally based upon the target value on the grant date, beginning with the year immediately preceding the grant year through the year immediately preceding the relevant Vesting Year, relative to the Company's peers, based on the following performance schedule (to the extent threshold performance is not achieved for a Performance Period, the relevant portion of an award will be forfeited):

Rank (Relative to Peers)	Percentile (Among Peer Group)	Payout (Relative to Target)
1	100th	200%
2	90th	200%
3	80th	175%
4	70th	150%
5	60th	125%
6	50th	100%
7	40th	50%
8	30th	25%
9	20th	—
10	10th	—
11	—	—

Except as noted below, TSR is measured for any Performance Period using the weighted-average trading price of shares of the Company's common stock and its peers' common stock for 20 trading days immediately preceding the first and last days of the Performance Period. Unless determined otherwise by the Compensation Committee, Performance Periods include the calendar year immediately preceding the year in which the grant date occurs and extend through the last day of the calendar year immediately preceding the Vesting Year; however, if Vesting Years and Performance Years are coextensive for future grants, then the Performance Period will end on the day immediately preceding the relevant vesting date.

- Grants vest on an accelerated basis upon a grantee's retirement at age 60 or older or upon the grantee's death or disability (as defined in the Company's standard equity grant contract). The amount of shares issuable under such circumstances for all outstanding grants shall be determined by reference to relative TSR through the termination date, based upon the weighted-average trading price of shares of the Company's common stock and its peers' common stock for the 20 trading days immediately preceding the termination date.

- Grants would also vest upon a change in control in accordance with the provisions in the Company's standard equity grant contract and, if applicable, the grantee's change in control and severance agreement. The amount of shares issuable under such circumstances shall be the greater of (x) the target number of shares issuable under such grants and (y) the number of shares that would be issued with reference to relative TSR, based upon the weighted-average trading price of shares of the Company's common stock and its peers' common stock for the five full trading days immediately following first disclosure of the definitive material terms of the transaction.

- If insufficient shares are available for grants under the Company's equity compensation plans, or the Company is otherwise limited in the number of shares it can grant to any individual under such plans, the grant shall be made with reference to a like number of shares of stock, but be settled in cash having equivalent value of such shares at the vesting date.

- Dividends will not be paid on shares underlying any unvested grant. Instead, they will accrue with respect to such shares and will be paid, in lump sum, with respect to shares that are issued when that grant vests (or cash is paid in lieu of such shares in settlement of such grant, under the circumstances described above) for any reason.